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May 1, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fiesta Restaurant Group, Inc. (the “Company”) Proxy Statement filed on Schedule 14A by JCP Investment Partnership LP, et al. (“JCP”) File Number: 001-35373

Dear Mr. Panos:

Pursuant to our conversation in which you advised that you had no objection to JCP filing its definitive proxy statement in connection with the Company’s upcoming annual meeting of stockholders provided JCP alter the statement referred to in Comment 1 of the comment letter of the Staff of the U.S. Securities and Exchange Commission dated April 21, 2017, we confirm that such statement has been altered. Accordingly, JCP is filing its definitive proxy statement herewith.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	James C. Pappas, JCP Investment Management, LLC Steve Wolosky, Olshan Frome Wolosky LLP

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